

February 11, 2015

Via E-mail
Timothy R. Brady
Chief Financial Officer
Dakota Plains Holdings, Inc.
294 Grove Lane East
Wayzata, MN 55391

> **Re:** **Dakota Plains Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 14, 2014**
> **File No. 000-53390**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2014**
> **Filed November 10, 2014**
> **Response dated January 26, 2015**
> **File No. 001-36493**

Dear Mr. Brady:

We have reviewed your response dated January 26, 2015 and have the following comment.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2014

Unaudited Condensed Consolidated Statements of Operations, page 2

1.   In your response to prior comment 2 in our letter dated December 18, 2014 you indicate your oil and sand transloading activities represent separate operating segments; however, you have aggregated them for reporting purposes as these transloading activities have similar processes and purposes, customers, geographic locations and methods. The guidance in FASB ASC 280-10-50-11 also requires operating segments to have similar economic characteristics.

Timothy R. Brady
Dakota Plains Holdings, Inc.
February 11, 2015
Page 2

Please demonstrate to us how you determined your transloading operating segments have similar economic characteristics, including similar long-term gross margins. Tell us the metrics you use to assess operating segment performance and provide us with sufficient historical and projected data that supports your aggregation determination.

You may contact Jenifer Gallagher at (202) 551-3706 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant